UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan

4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On January 19, 2023, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it would hold an Annual General Meeting of Shareholders (the “Meeting”) on February 23, 2023, at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., 7 Metsada St., B.S.R Tower 4, 33rd Floor, Bnei Brak, Israel. The meeting was postponed to March 2, 2023 at 10:00 AM (Israel Standard Time) at the same location (the “March 2nd Meeting”).

On March 2, 2023, the Company announced the results of the March 2nd Meeting. At the March 2nd Meeting, all of the proposals set forth in Company’s announcement dated January 19, 2023 were approved by the required majority of the shareholders. The resolutions were as follows:

1.	To re-appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2022, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

2.	To re-elect Messrs. Alexander Rabinovitch, Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to our Board of Directors, each for a term expiring at our next annual general meeting of shareholders (a separate vote for each director will be taken);

3.	To re-elect Mrs. Iris Shapira Yalon to hold office as an external director of the Company for a second consecutive three (3) years term; and

4.	To grant 150,000 options to Mrs. Iris Shapira Yalon.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd., is a clinical-stage biotech company. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for most patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 2, 2023	By:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer